UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report (Date of earliest event reported): August 21, 2026

WAHED REAL ESTATE FUND I LLC

(Exact name of registrant as specified in its charter)

Delaware	39-2419888
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

27 East 28th Street, 8th Floor

New York, New York 10016

(Mailing Address of principal executive offices)

817-657-7612

Issuer’s telephone number, including area code

Outstanding securities qualified pursuant to Regulation A:

Common Shares

Item 9. Other Events

Asset Acquisitions

On August 21, 2026 and September 3, 2026, Wahed Real Estate Fund I, LLC (the “Company”) purchased from Wahed Financial LLC (the “Manager”) properties located in Alabama and North Carolina Ohio for an aggregate purchase price of $821,883, which included reimbursement of aggregate acquisition-related costs of $30,043 incurred by the Manager. The Company paid $656,481 from net proceeds received in its offering pursuant to Regulation A (the “Offering”) and owes the Manager $165,402 pursuant to an interest-free loan for the remaining balance of the purchase prices.

135 Brooklawn Dr, Harvest, AL 35749

The Manager acquired 135 Brooklawn Drive, Harvest, Alabama, on August 12, 2026, for a purchase price of $246,840, with approximately $2,536 in acquisition-related costs. The property is a single-family residence with 1,508 square feet of space and is configured as 3 bedrooms and 2 bathrooms.

The Company purchased the property from the Manager on August 21, 2026. The property is currently vacant as the Company seeks a tenant. The Company is using the services of a property manager, which it expects to pay a monthly property management fee equal to 10% of gross monthly rental income and a leasing fee equal to 35% of the first full month’s rent.

732 Lone Pine Loop, Fuquay Varina, NC 27526

The Manager acquired 732 Lone Pine Loop, Fuquay Varina, North Carolina on September 2, 2026, for a purchase price of $545,000, with approximately $3,751 in acquisition-related costs. The property is a single-family residence with 3,470 square feet of space and is configured as a 5-bedroom, 3.5-bath home. The property was built in 2014.

The Company purchased the property on September 3, 2026 and leased the property for a period of 3 years commencing on September 3, 2026, for a monthly rent of $4,097. The tenant has a one-time right to purchase the property at the expiration of the three-year term for a purchase price equal to the greater of the current market value or the initial home value of $545,000, less in each case an adjusted value share payment equal to the original option payment of $27,250 plus 10% of the appreciation in the value of the property or minus 5% of the depreciation in the value of the property. The Company has engaged a property manager for this property, which it will pay a monthly property management fee equal to 8% of collected rent.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAHED REAL ESTATE FUND I LLC

By:	Wahed Financial LLC, its Manager

	By:	/s/Ahmar Shaikh
	Name:	Ahmar Shaikh
	Title:	Manager

Date:	September 8, 2026

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